Vincent A. Vietti
Direct Dial:  (609) 896-4571
Internet Address:  vvietti@foxrothschild.com

November 19, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4561
Washington, D.C.  20549
Attention:  Mark P. Shuman

Re:         Prescient Applied Intelligence, Inc.
Schedule 13E-3 filed October 14, 2008
File No. 005-57033

Preliminary Proxy Statement on Schedule 14A
Filed October 14, 2008
File No. 000-21729

Dear Mr. Shuman:

We thank you for your comment letter dated November 13, 2008 (the “Comment Letter”) addressed to Prescient Applied Intelligence, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  Concurrent with the filing of this correspondence, the Company has filed an Amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement) and Amendment No. 1 to its Schedule 13E-3 (the “Amended Schedule 13E-3”).

Schedule 13E-3

1.           We note that Randall K. Fields is currently Chairman and Chief Executive Officer of Park City, as well as Chief Executive Officer of Prescient.  We also noticed that Mr. Fields is a filing person on Schedule 13D filed on September 15, 2008, along with Park City in connection with the recent acquisition of your common stock.  In addition, we note that Jane F. Hoffer is currently the beneficial owner of 5.89% of Prescient’s common stock, and it is anticipated that she will remain an executive officer after the proposed transaction.  Please tell us what consideration was given to whether Mr. Fields and Ms. Hoffer are affiliates who should be filing persons.  Alternatively, please revise Schedule 13E-3 to include these individuals as filings persons.  Please see Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding paragraph of this comment.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  Refer to Item 8 to Schedule 13E-3 and Question and Answer No. 5 of Exchange Act Release No. 17719 (April 19, 1981).  In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the current filing persons, and this fact should be reflected in the disclosure.  In addition, ensure that each new filer signs the Schedule 13E-3.

The Schedule 13E-3 has been revised to include Randall K. Fields as a filing person.  The disclosure has also been revised to include the information required by Schedule 13E-3 and its instructions for Mr. Fields.

The Company respectfully submits that Jane F. Hoffer is not required to be included as a filing person in the Schedule 13E-3.  The Company has considered, among other things, the Staff’s analysis and interpretive position set forth in Section II.D.3 of the Division of Corporation Finance – Current Issues and Rulemaking Projects dated November 14, 2000 (the “CIRP”).  The protections and additional disclosure obligations imposed by Schedule 13E-3 are generally required where the sale of a business is being made to an affiliate of the issuer and when such affiliate of the issuer will be in control of the issuer’s business both before and after the transaction.  In this transaction, although Ms. Hoffer is an affiliate of the Company, this is not a typical going private transaction in which existing affiliates will continue to control the issuer post closing.  As set forth in the CIRP, an important factor in assessing whether an affiliate of the issuer that is going private is “engaged” in such going private transaction is whether such person would hold a material amount of the surviving corporation’s outstanding equity securities, occupy seats on the board of directors in addition to senior management positions, and otherwise be in a position to control the surviving company within the meaning of Exchange Act Rule 12b-2.  At the conclusion of the transaction, Ms. Hoffer will not own any shares of capital stock of Park City Group, the surviving corporation, will not be on the board of directors or serve as an executive officer of Park City Group, and will have no ability to control Park City Group.  Currently, Ms. Hoffer has no equity position or other relationship with Park City Group.  For the forgoing reasons, we respectfully submit that Ms. Hoffer should not be considered a filing person for purposes of the Amended Schedule 13E-3.

Introduction

2.           Your filing indicates that Park City and Merger Sub do not admit that they are affiliates of Prescient within the meaning Rule 13e-3.  Given Park City’s status as a 43% holder, its CEO’s position with Prescient and the determination to file the Schedule 13E-3, it is not appropriate to disclaim affiliate status.  Please revise.

The statement indicating that Park City and Merger Sub do not admit that they are affiliates of Prescient within the meaning of Rule 13E-3 has been deleted, given the factors referenced by the Staff.  Please see page 1 of the Amended Schedule 13E-3.

Signature, page 12

3.           PAII Transitory Sub, Inc. has not signed the Schedule 13E-3.  Please ensure that this filing party signed the amended filing.

PAII and Randall K. Fields have been added as signatories to the Schedule 13E-3 as requested by the Staff.  Please see page 13 of the Amended Schedule 13E-3.

Preliminary Schedule 14A

Table of Contents

4.           You indicate in your Table of Contents that Annex F relates to “Information Relating to the Company, Park City and Merger Sub.”  It does not appear that such a document is included as an annex.  Currently, your Annex F relates to your Form 10-KSB for the fiscal year ended December 31, 2007.  Please revise.

The reference to “Information Relating to the Company, Park City and Merger Sub” in the list of annexed documents has been deleted, and the annexes have been re-lettered accordingly.  Please see page ii of the Amended Proxy Statement.

5.           Additionally, we note that Annex G and Annex H refer to the Annual Report on Form 10-KSB for the year ended December 31, 2007, and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, respectively.  Please confirm that when you deliver the proxy statement to your shareholders, these annexes will contain the above referenced documents.

The Company confirms that when it delivers the Proxy Statement to its shareholders, Annexes G and H (which, as revised, will be Annexes F and G) will contain the Annual Report on Form 10-KSB for the year ended December 31, 2007 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, respectively.

General

6.           Please revise to indicate that the proxy statement and forms of proxy card are preliminary.  See Rule 14a-6(e)(1) of Regulation 14A.

The requested revisions have been made.  Please see the letter to the stockholders of the Company, the Notice of Special Meeting, page 1 of the Amended Proxy Statement, and the form of proxy card.

7.           On page 18 you disclose that the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies.  Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting, as defined by Rule 14a-4.  Use of discretionary voting authority to adjourn or postpone the meeting to solicit additional proxies is a substantive proposal for which you must specifically solicit proxy authority.  If you wish to vote the proxies in this way, provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes, and revise the proxy statement to set forth a separate section where you describe the proposal and describe the specific circumstances under which you would use the authority sought.  See Rule 14a-5(a).

The Company supplementally advises the Staff that the proxies do not intend to use their discretionary authority to vote any proxies in favor of adjourning the special meeting to solicit additional proxies.  The Proxy Statement has been revised accordingly.  Please see page 41 of the Amended Proxy Statement.

8.           Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement immediately following the Summary Term Sheet.  See Rule 13e-3(e)(1)(ii).  Please revise accordingly.

The requested revision has been made.  Please see page 13 of the Amended Proxy Statement.

Summary Term Sheet

Recommendation of Our Special Committee and Board of Directors, page 3

9.           The disclosure here should include language that the Board believes the transaction is fair to all unaffiliated shareholders holding common stock.  Please revise.

The requested revision has been made.  Please see page 3 of the Amended Proxy Statement.

Private Purchases of Shares; Lock-Up and Voting Agreements, page 4

10.           Please revise your filing to provide all of the information called for by Item 1005(d) of Regulation M-A for all agreements, arrangements and understandings between any filing persons, on the one hand, and any other persons, on the other hand, with respect to the company’s securities.  In this regard:

Please name all of the parties to the securities purchase agreements entered into with Park City concurrently with the execution of the merger agreement.

You state in this section and on page 17 that “Park City also intends to purchase all shares of Common Stock owned by NewSpring Ventures, LP, CGA Resources, LLC and Hudson Ventures, each a principal shareholder of the Company, prior to the Effective Time, at a per share purchase price of $0.05.”  Please describe the agreement, arrangement or understanding, if any, pursuant to which Park City intends to purchase the common shares held by such principal shareholders at $0.05 per share, and ensure that your filing contains a description of all material provisions of any such agreement, arrangement or understanding.

The requested revisions have been made.  Please see pages 4 and 40 of the Amended Proxy Statement.

11.           We note the following disclosure on page 4 of your preliminary proxy statement, as well as similar disclosure on page 17: “In addition, on September 12, 2008, certain other private investors entered into separate securities purchase agreements to acquire an aggregate of 382.526 shares of Series E Stock from another principal shareholder of the Company.  The shares of Series E Stock acquired in connection with these transactions (collectively, the Privately Purchased Shares) were acquired from the selling stockholders at a purchase price of $3,865 per share.  The Privately Purchased Shares constitute 66% of the issued and outstanding shares of Series E Stock.”  It is unclear from your current disclosure the relevance of the September 12th transaction of the proposed merger and the relationship, if any, of Park City with the parties to the transaction.  Please revise your filing as necessary to clarify the significance of this transaction, and to disclose the nature of the involvement, if any, of Park City or its affiliates in the transaction.  We note in this regard disclosure elsewhere in your filing indicating that the shares of Series E preferred stock that were the subject of the September 12th securities purchase agreements are subject to lock-up and voting agreements.

The requested revision has been made.  Please see pages 4 and 40 of the Amended Proxy Statement.

Record Date and Quorum, page 8

12.           You state in this section that in general your shareholders will have 5,955 votes for each share of Series E preferred stock owned as of the record date, but your disclosure on page 15 indicates that each share of Series E preferred stock entitles its holder to 5,208 votes.  Please revise your filing as necessary to revise this discrepancy, or advise.

Each holder of Series E Stock will have 5,955 votes for each share of Series E Stock held on the record date.  The reference on page 15, which now appears on page 39 of the Amended Proxy Statement, has been revised accordingly.

Stock Ownership of Directors and Executive Officers, page 8

13.           The disclosure in this section of the aggregate number and percentage of shares of outstanding common stock held by your directors and officers is inconsistent with similar disclosure in the second full paragraph on page 16.  Please revise your filing as necessary to provide accurate and consistent information regarding the security ownership of your directors and officers as of the record date.

The disclosure that originally appeared on page 16 has been revised.  Please see page 40 of the Amended Proxy Statement.

Solicitation, page 9

14.           We note your disclosure indicating that the “original solicitation of proxies by mail may be supplemented by a solicitation by telephone, facsimile or other means . . .”  Please specify what you mean by “other means.”  Additionally, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and information posted on the Internet must be filed under the cover of Schedule 14A.  Please refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

The reference to “other means” has been removed from the Proxy Statement.  Please see page 42 of the Amended Proxy Statement.  The Company intends to file all written soliciting materials, if any, with the Commission under the cover of Schedule 14A pursuant to Rules 14a−6(b) and (c) of the Securities Exchange Act of 1934, as amended.

Questions and Answers about the Special Meeting and the Merger

“Q.  What was the role of the Special Committee?,” page 11

15.           You indicate here and elsewhere in your preliminary proxy statement that the special committee comprised independent directors.  Please revise to clarify and describe the standard you applied in concluding that the special committee members are “independent.”

The members of the special committee were selected based on their absence of any financial or other material interest in the outcome of any possible transaction.  In addition, with the exception of Mr. Rumsey, who is Chairman of the Board of Directors, and Interim Chief Financial Officer of the Company, each member of the special committee is a non-employee director and satisfies the independence standards of the American Stock Exchange applicable to directors.  Additional disclosure has been added to pages 9 and 13 in the Amended Proxy Statement in response to the Staff’s comment.

The Merger

16.           Please delete the phrase “in its entirety” from the first sentence under this heading.

The requested revision has been made.  Please see page 13 of the Amended Proxy Statement.

Background of the Merger, page 20

17.           In your response letter tell us when the engagement of Mufson, Howe, Hunger & Company was terminated.  Also describe the nature of any services provided to Prescient by that advisory firm, including but not limited to any reports regarding the value of the company.

Mufson Howe, Hunter & Company was engaged by the Company to assist in raising additional capital and to advise regarding merger and acquisition opportunities.  Mufson, Howe, Hunter & Company did not provide the Company with any reports regarding valuation during its engagement.  Mufson, Howe, Hunter & Company’s engagement with the Company was terminated in November 2006.  Additional disclosure has been added on page 13 of the Amended Proxy Statement.

18.           You disclose that following management’s meeting with representatives of a prospective financial buyer on April 23, 2008, management of the prospective buyer substantially reduced its offer “to a level deemed unacceptable to the Board.”  Please elaborate to explain why the board of directors deemed the offer unacceptable, and disclose how this offer compared to the terms of the proposed merger with Park City.

The requested revision has been made.  Please see page 14 of the Amended Proxy Statement.

19.           Clarify whether the offers by Park City and the prospective financial buyer were the only offers received to purchase the company after March 5, 2008.  In this regard, describe the nature of the “indications of interest” received during that time period.  Discuss the material terms of the initial proposal by each of these prospective purchasers, and discuss more fully the material modifications to the terms of their initial offers.  Expand the discussion of the August 26, 2008, meeting of the special committee to explain the material terms of the transaction proposed by Park City as well as the material terms of the alternative transaction proposed by the prospective financial buyer.  Summarize the material differences in the closing conditions to the two proposed transactions.

Additional disclosure has been added to pages 14 and 17 of the Amended Proxy Statement, which includes a table summarizing the principal differences between the offers from the proposed financial buyer and Park City.

20.           We note your disclosure on page 20 that the board approved management’s recommendation to engage Updata Advisors to serve as its financial advisor.  Please expand your disclosure here or in another appropriate place in the proxy statement to provide the information required by Items 1015(b)(2) and (3) of Regulation M-A regarding the method of selection and qualifications of Updata.

The requested revision has been made  Please see pages 13 and 26 of the Amended Proxy Statement.

21.           Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Where appropriate, please revise to summarize all the presentations or reports provided by the various investment banking and research firms you reference during the course of the meetings you have described, including preliminary analyses and reports.  We note in particular the assessment regarding the absence of growth in scan based training presented by AMR Research to the board of directors on May 8, 2008; the summary of Updata’s marketing activities with respect to the company and related advice presented by Updata to the board on May 8, 2008; and the analysis of the proposed offers from Park City and the prospective financial buyer presented by Updata to the board on August 26, 2008.  File all relevant written materials as exhibits to the Schedule 13E-3.

Additional detail regarding Updata’s report to the board of directors delivered on February 5, 2008 has been added to page 15 of the Amended Proxy Statement in response to the Staff’s comment.  A summary of Updata’s marketing activities was included in the description of the May 8, 2008 board meeting.  The Company respectfully submits that the initial disclosure regarding the report of Updata delivered at the May 8, 2008 board meeting described all material elements of the marketing report in reasonable detail as required by Item 1015 of Regulation M-A.  Accordingly, no additional disclosure has been included.

The Company respectfully submits that the oral report presented by AMR Research is not materially related to the 13E-3 transaction and, therefore, is not required to be filed as an exhibit to the Schedule 13E-3.  Management regularly receives counsel and opinions from outside advisors regarding aspects of its business, including growth prospects with respect to the Company’s products and services. The oral presentation offered by the research director did not relate in any way to the fairness of the potential transaction, the value of the Company as a whole, or the value of the Company’s scan based trading business.  The information provided was relevant to the board of directors' consideration of the potential of scan based trading as a business, and was considered as part of the total mix of information made available to the board of directors in considering opportunities and challenges facing the Company in the conduct of its continued operations.

The Company has filed the final presentation provided by Updata to the Company’s board of directors on September 11, 2008 as an exhibit to the Amended Schedule 13E-3.  However, the Company respectfully submits that prior presentations made to the Company’s board of directors are not materially related to the 13E-3 transaction as required by Item 1015 of Regulation M-A and, therefore, are not required to be field as exhibits to the Schedule 13E-3.  Such presentations addressed general industry concerns, updated its marketing activities, and addressed alternative transactions, not the Merger.

22.           Revise your disclosure throughout this section to describe the substance of the discussions or negotiations to which you refer, such as the negotiations between Messrs. Rumsey and Fields referenced in the penultimate paragraph on page 22 and the discussions between Park City management and certain Series E preferred shareholders mentioned in the last paragraph on page 23.

Additional disclosure under the caption “Background of the Merger” has been added in response to the Staff’s comments.  See page 15 of the Amended Proxy Statement.

23.           You disclose that at the August 26, 2008, meeting of the full board of directors, the board unanimously accepted, with one abstention, the recommendation of the special committee with respect to the proposed merger with Park City.  Please expand your disclosure to identify the director who abstained and to indicate, if known, after making reasonable inquiry, the reasons for the abstention.  See Item 1014(a) of Regulation M-A.

The requested revision has been made.  Please see page 17 of the Amended Proxy Statement.

Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement, page 28

24.           Please revise this section to express Prescient’s views as to the fairness to the unaffiliated holders of the company’s common stock, and to provide an explanation of the basis for the conclusion with respect to such holders.  Please similarly revise the disclosure throughout the proxy statement to refer to the fairness of this transaction to unaffiliated common stockholders as a separate constituency, and not as part of the aggregate, as required by Item 1014.  See Question and Answer No. 19 in Exchange in Act Release No. 17719.

The requested revisions have been made.  Please see pages 18 and 22 through 27 of the Amended Proxy Statement.

25.           If the board of directors relied on the analysis of another, such as the financial advisor or the special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the item 1014(b) analysis.  In that regard, we note your disclosure in the first full paragraph on page 31 that the board of directors expressly adopted the analysis of the special committee as to the fairness consideration.  Therefore, in order for the board of directors to be able to adopt expressly the special committee’s analysis in a manner that satisfies its Item 1014 disclosure requirements, the special committee must expressly adopt the analyses the special committee relied upon.  Please revise your document to reflect that the special committee adopted, if true, the analyses performed by Updata.  In the alternative, the special committee must revise its discussion of the factors considered in the context of reaching its fairness determination to expressly address all of the factors listed in Instruction 2 to Item 104 of Regulation M-A.  See Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

The special committee adopted the analysis of Updata Advisors.  Please see page 22 of the Amended Proxy Statement.

26.           We refer to the disclosure regarding the special committee’s consideration of Updata’s fairness opinion in making its own fairness determination.  On page 28 you state that Updata opined on the fairness of the per-share merger consideration to be paid to holders of shares of each class of the company’s common stock (other than the holders of excluded shares and affiliated of Park City).  This description of the fairness opinion does not conform to the text of the opinion provided by Updata and appended to the proxy statement as Annex B, which addresses the fairness of the total consideration paid or to be paid to the company shareholders as a whole in connection with Park City’s acquisition of the company, as opposed to the per-share consideration paid to holders of each class of the company’s stock as the referenced disclosure suggests.  Please revise to describe precisely the scope of the opinion provided by Updata and the conclusions it reached.  In addition, please explain how Updata’s fairness opinion regarding the aggregate consideration provides a basis for the special committee’s views as to the fairness of the transaction of the unaffiliated holders of the common stock.

The Proxy Statement has been revised to accurately describe the scope of Updata Advisor’s opinion.  Please see page 26 of the Amended Proxy Statement.  Additional disclosure has been added on page 22 of the Amended Proxy Statement to address how the opinion of Updata Advisors provided a basis for the special committee’s views as to the fairness of the transaction to unaffiliated holders of the Company’s common stock.

27.           Please tell us, with a view to disclosure, what consideration the special committee gave, if any, to the fact that the offer price for Prescient common stock of $0.055 per share is less than the one year average share price by approximately 27% and less than the one year high stock price by 136%.  Please present this information in the context of any distortions of the share price that might be attributable to low liquidity.

The requested revision has been made.  Please see page 22 of the Amended Proxy Statement.

28.           We note your statement in the first full paragraph following the bullet points on page 29 that the special committee did not consider the liquidation value of the company’s assets because it considers the company to be a viable going concern company.  Discuss whether the committee considered the possibility that the aggregate value of the individual assets may be worth more than the value of the business.  If not, then please explain why.  Further, please note that the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation value.  See Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

The requested revisions have been made.  Please see page 22 of the Amended Proxy Statement.

29.           You state on page 30 that Park City has agreed to vote, or cause to be voted, approximately 26%, 46% and 43% of the voting power of the company’s common stock, Series G preferred stock and Series E preferred stock, respectively, in favor of the merger.  Disclosure elsewhere in your filing, including on pages 4, 16 and 17, however, indicates that holders of shares representing greater percentages of voting power for each class of stock are obligated by lock-up and voting agreements to vote to approve merger. Please revise your filing as necessary, or advise.

The requsted revisions has been made.  Please see pages 22 and 40 of the Amended Proxy Statement.

30.           You state that the board of directors based its determination with respect to the procedural fairness of the transaction in part on the fact that the negotiations between Park City and the special committee “were structured and conducted so as to preserve the independence of the special committee and promote the fairness of the transaction.”  Please expand this disclosure to explain with more specificity how the structure of the negotiations and the way in which they were conducted preserved the special committee’s independence and promoted the fairness of the transaction.

The requested revision has been made.  Please see page 24 of the Amended Proxy Statement.

Position of Park City and Merger Sub as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders, page 32

31.           We note the disclosure in the last full paragraph on page 33 that Park City and Merger Sub did not consider the liquidation value, net book value and going concern value to be material in rendering a conclusion as to the substantive fairness of the transaction because they do not accurately reflect “the value of Prescient as a going concern.”  Your revised disclosure should be more specific about why these valuation methodologies were not considered in the context of this transaction.  See Instruction 3 to Item 1014 of Regulation M-A.

The requested revision has been made.  Please see page 26 of the Amended Proxy Statement.

32.           Please revise Park City and Merger Sub’s fairness to disclosure to address the procedural safeguard identified in Item 1014(d) of Regulation M-A.  See General Instruction E to Schedule 13E-3.

The requested revision has been made.  Please see page 26 of the Amended Proxy Statement.

Opinion of Prescient’s Financial Advisor, page 34

General

33.           Please provide us with copies of any materials prepared by Updata Advisors in connection with its fairness opinion, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data and discount studies.  To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the special committee or board of directors, please describe them in your disclosure.  In addition, any non-public information, including projections used by Updata should be summarized in the filing.

The requested documents are being provided to the Staff concurrent with the filing of this correspondence.

The Company respectfully submits that it has sufficiently disclosed any non-public information in the “Projected Financial Information” section of the Amended Proxy Statement beginning on page 31.

34.           Additionally, each presentation, discussion or report held with or presented by Updata, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  Please revise to summarize all presentations made by Updata, if any, and file any additional written reports as exhibits pursuant to Items 9 and 16 of Schedule 13E-3.  For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed.

The Company has filed the final presentation provided by Updata to the Company’s board of directors on September 11, 2008 as an exhibit to the Schedule 13E-3.  As discussed in our response to Comment No. 22 above, the Company respectfully submits that prior presentations made to the Company’s board of directors are not materially related to the 13e-3 transaction as required by Item 1015 of Regulation M-A and, therefore, are not required to be field as exhibits to the Schedule 13E-3.  In this regard, the presentations related to either expressions of interest that were not consumated, or provided updates to the board of directors relating to Updata's marketing activities, which updates are adequately described in the Amended Proxy Statement, and do not relate to the 13e-3 transaction.

Additional disclosure has been added under the caption “Background of the Merger” in response to the Staff’s comments with respect to the reports delivered to the board of directors.

35.           We note your disclosure in the third full paragraph on page 34 where you provide that the “summary of the Updata Advisors opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of Updata Advisors opinion.”  Please delete this statement as investors are entitled to rely upon your disclosure.

The requested revision has been made.  Please see page 28 of the Amended Proxy Statement.

Historical Stock Trading and Premium Analysis, page 35

36.           Please identify the companies and transactions that met Updata’s selection criteria for its premiums paid analysis of comparable transactions, and disclose any companies or transactions that were excluded and the reasons for their exclusion.  In addition, please elaborate on the “certain qualitative judgments” made by Updata that affected the reference ranges for Prescient under the premiums paid analysis.

The Company has identified the companies used in Updata’s premiums paid analysis of comparable transactions on page 28 of the Amended Proxy Statement.

Updata created its premiums analysis based on two sets of data:

1.
Selected Enterprise Software Deals Tracked By Updata – Updata maintains an internal, proprietary database of all enterprise software and related transactions that are reported or disclosed in a variety of publications.  Updata used its internal database to create a premiums paid analysis and did not exclude any transactions.  While Updata believes its internal database is very thorough, it is by no means inclusive of all the deals that occur in the marketplace, some of which are simply not reported in available publications.

2.
Selected Software and Services Deals – Updata also created a premiums paid analysis using data from FactSet Mergerstat, one of the largest and best known transactions databases.  Updata used the following criteria to select the appropriate transactions from the database:

a.	FactSet Industry: Technology Services Sector (includes Packaged Software)
b.	Date Range: Later than 12/31/05 (the report was run on 8/18/08)
c.
Price-per-share: Updata included all deals with a price per share less than $5.00 in its analysis, and excluded those with higher prices per share, in order to create the appropriately comparable group of transactions.

As the premiums paid analysis shows, Updata applied the Company’s actual stock prices from the applicable days prior to deal announcement directly to the corresponding low, median, and high figures from the two sets of comparable data to imply appropriate offer prices for the Company’s shares.  Accordingly, Updata did not use any “qualitative judgments” to modify its premiums paid analysis, and the language to that effect in the Proxy Statement was erroneous and should not have been included.  This language has been deleted.  Please see page 28 of the Amended Proxy Statement.

Selected Companies Analysis, page 36

37.           Please disclose with more specificity the criteria used by Updata to determine that the public companies used in this analysis were comparable to Prescient.  In particular, elaborate on your disclosure that the comparable public companies were selected in part because they “share similar business characteristics to Prescient.”

The public companies used by Updata in the Selected Companies Analysis were chosen based on several factors as listed below.  Updata believes that each of these factors represents a “similar business characteristic” that the Company shares with the comparable companies.

1.
Industry: Supply Chain Management (SCM) and Enterprise Resource Planning (ERP), two subsectors of the broader Enterprise Software market, which the Company has identified in its SEC filings, were deemed to be the most relevant for Updata’s valuation analysis.

2.
Size: The companies selected within the ERP and SCM industries tended to be of the small- and mid-market variety, like the Company.  Larger companies like SAP, Oracle and Intuit were intentionally left out of the group.

3.	Companies Identified by Prescient as Competitors: We have included Lawson, JDA Software and CDC Corporation because the Company identified them as competitors in its SEC filings.

The Proxy Statement has been revised on page 29 to reflect the foregoing.

Discounted Cash Flow Analysis, page 37

38.           Explain how Updata determined the annual discount rate and implied perpetual growth rates used in this analysis.

In its discounted cash flow analysis, Updata followed the industry standard procedure of conducting a weighted average cost of capital (WACC) analysis to determine the annual discount rate and the implied perpetual growth rate.  However, the WACC analysis was heavily weighted by the existence of the Company’s two series of preferred capital stock, representing 86.5% of the Company’s total capitalization at the time.  As a result, the analysis yielded a WACC of 6.6%, which Updata deemed too low because the WACC yielded an implied perpetual growth rate of -0.2%, and because, in Updata’s experience, 6.6% is below the typical cost of capital for small-capitalization software companies.  As a result, Updata used its best judgment and raised the annual discount rate to 10%, which resulted in an implied perpetual growth rate of 2.9%.  This implied growth rate is conservative relative to the growth rates provided by management in the income statement that appears in the discounted cash flow model for the years 2011 and 2012.

Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders, page 45

39.           Revise to discuss the federal tax consequences of the Rule 13E-3 transaction on the subject company and the other Rule 13E-3 filings persons.  See Item 1013(d) of Regulation M-A.

The requested revision has been made.  Please see page 37 of the Amended Proxy Statement.

Proposal 2: Amendment of the Certificate of Designation of Series E Stock, page 54

40.           You state that you are proposing to amend the Series E Certificate of Designation “in order to allow the holders of Series E Stock to receive the Merger Consideration.”  Please revise your disclosure to make clear, if true, that if the proposed amendment is adopted and the proposed merger is consummated, the Series E holders will forfeit all rights and preferences granted to them by the existing Series E Certificate, including the liquidation preference.  This comment applies also to Proposal 3 relating to the amendment of the Series G Certificate of Designation.

The requested revisions have been made.  Please see pages 49 and 50 of the Amended Proxy Statement.

Information Relating to the Company, Park City and Merger Sub, page 58

41.           For each employer listed in the biographies appearing in this section, please disclose the principal business and address of the employer.  See Item 1003(c)(1) and (2) of Regulation M-A.

The requested revision has been made.  Please see pages 54 through 56 of the Amended Proxy Statement. The Company respectfully submits that it does not need to provide the principal business and address for the Company or Park City Group since such information is provided on pages 2 and 43 of the Amended Proxy Statement.

Annex B: Fairness Opinion

42.           The fairness opinion provided by Updata states on page B-3 that the opinion is “solely” for the information of the board.  This limitation appears to limit reliance by investors on the opinion.  The staff views this limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws.  Accordingly, the limitation should be deleted.  Alternatively, disclose the basis for Updata’s belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law (e.g., the inclusion of an express disclaimer in Updata’s engagement letter with the company).  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to Updata would have no effect on the rights and responsibilities of either Updata or the board of directors under the federal securities laws.

The fairness opinion has been reissued by Updata and the “solely” limitation has been eliminated.  The sentence now reads, “It is understood that this opinion is for the information of the Board of Directors of the Company only in connection with its consideration of the Transaction, and that Updata is not expressing a view as to the business merits of the Transaction.”  Please see page B-3 of Exhibit B to the Amended Proxy Statement.

*  *  *  *  *

The requested acknowledgement is attached hereto as Attachment A.

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (609) 896-4571 with any questions or additional comments.  Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By: /s/  Vincent A. Vietti
      Vincent A. Vietti

cc:   Katherine Wray
        United States Securities and Exchange Commission

        Mr. Daniel W. Rumsey, Chief Financial Officer
        Prescient Applied Intelligence, Inc.

Attachment A

November 19, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549
Attn:  Mark P. Shuman

Re:         Prescient Applied Intelligence, Inc.
Schedule 13E-3 filed October 14, 2008
File No. 005-57033

Preliminary Proxy Statement on Schedule 14A
Filed October 14, 2008
File No. 000-21729

Ladies and Gentlemen:

Pursuant to the Staff’s Comment Letter to Prescient Applied Intelligence, Inc. dated November 13, 2008, the Company has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Prescient Applied Intelligence, Inc.

By:  /s/ Daniel W. Rumsey
                                                                                                  Daniel W. Rumsey
                                                                                                  Chief Financial Officer